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                            May 14, 2020

       Corey Fishman
       President and Chief Executive Officer
       Iterum Therapeutics plc
       200 South Wacker Drive, Suite 2550
       Chicago, IL 60606

                                                        Re: Iterum Therapeutics
plc
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 30,
2020
                                                            File No. 333-237326

       Dear Mr. Fishman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed April 30,
2020

       General

   1. We note your revisions in response to prior comment 5. Please provide us with a detailed legal analysis as to
whether the royalty-linked notes are asset-backed securities. In providing your
analysis, please consider Item 1101(c) of Regulation AB, Section 3(a)(79)
                                                        of the Exchange Act,
and Regulation AB Compliance and Disclosure Interpretation
                                                        301.03.
   2. We note your response to prior comment 6. We note that the royalty-linked securities have been titled a
"Royalty-Linked Notes" and the concomitant indenture and trustee. Please explain to us how you
intend to comply with the Trust Indenture Act of 1939.
 Corey Fishman
Iterum Therapeutics plc
May 14, 2020
Page 2

       You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.



                                                       Sincerely,
FirstName LastNameCorey Fishman
                                                       Division of Corporation
Finance
Comapany NameIterum Therapeutics plc
                                                       Office of Life Sciences
May 14, 2020 Page 2
cc:       Brian A. Johnson, Esq.
FirstName LastName